

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 6, 2012

<u>By E-Mail</u>

Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re:** **Illumina, Inc.**
> **Amended Preliminary Proxy Statement filed by Roche Holding Ltd. and**
> **CKH Acquisition Corporation**
> **Filed March 2, 2012**
> **File No. 1-35406**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

1. We note your response to comment one in our letter dated February 27, 2012; however, we reissue our comment. Refer to Instruction 3(a)(ii) to Item 4 of Schedule 14A.

<u>Proposal 1: Election of Directors to Hold Office until the 2015 Annual Meeting, page 20</u>

2. We note your response to comment eight in our letter dated February 27, 2012. Please revise your disclosure to state that you do not know the order in which the alternate nominees will be selected.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions